Exhibit 2.12

RISK FACTORS

An investment in Notes involves certain risks, not all of which are described in this Offering Memorandum. A potential purchaser should also carefully consider the risks described under “Risk Factors” in the AIF, any current annual or interim financial statements and associated Management’s Discussion and Analysis of the Company or the Company, as applicable, and any other documents incorporated by reference in the Offering Memorandum (which risk factors are incorporated by reference herein), as well as the other information contained or incorporated by reference in this Offering Memorandum. In addition, a potential purchaser should consult their own financial and legal advisors, and should carefully consider, among other matters, the following discussion of risks before deciding whether to purchase Notes. Capitalized terms used below that are not defined below have the meanings given to them elsewhere in this Offering Memorandum including the “Description of the Notes” section.

Indebtedness of Perpetual

The ability of Perpetual to make certain payments or advances will be subject to applicable laws and contractual restrictions in the instruments governing any indebtedness of Perpetual (including the Credit Facility, the indenture governing the 8.75% Senior Notes and the Indenture). The degree to which Perpetual is leveraged could have important consequences, including: (i) Perpetual’s ability to obtain additional financing for working capital, capital expenditures, or acquisitions may be limited; (ii) all or part of Perpetual’s cash flow from operations may be dedicated to the payment of the principal of and interest on Perpetual’s indebtedness, thereby reducing funds available for operations; and (iii) certain of Perpetual’s borrowings will be at variable rates of interest, which exposes Perpetual to the risk of increased interest rates. These factors may adversely affect Perpetual’s cash flow.

The Credit Facility, the indenture governing the 8.75% Senior Notes and the Indenture contain numerous restrictive covenants that limit the discretion of Perpetual with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of Perpetual to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets. In addition, the Credit Facility, the indenture governing the 8.75% Senior Notes and the Indenture contain a number of financial covenants that require Perpetual to meet certain financial ratios and financial condition tests. A failure to comply with the obligations in the Credit Facility, the indenture governing the 8.75% Senior Notes or the Indenture could result in a default, which, if not cured or waived, could permit acceleration of the relevant indebtedness. If the indebtedness under the Credit Facility or the indenture governing the 8.75% Senior Notes were to be accelerated, there can be no assurance that the assets of Perpetual would be sufficient to repay in full that indebtedness or the Notes.

Structural Subordination

Perpetual is predominantly a holding company and the majority of its operations are conducted by its directly and indirectly wholly-owned subsidiaries. See “Summary – Company Overview”. Perpetual must rely upon distributions, dividends and other payments from its subsidiaries to generate the funds necessary to pay the principal of and interest on the Notes. The ability of Perpetual’s directly and indirectly wholly-owned subsidiaries to pay distributions, dividends and other payments to Perpetual may be restricted by, among other things, the availability of cash flows from operations, contractual restrictions in Perpetual’s debt instruments, including the indebtedness under the Credit Facility and the indenture governing the 8.75% Senior Notes, applicable corporate and other laws and other agreements of Perpetual’s subsidiaries. In the event of a bankruptcy, liquidation or reorganization of the Company, holders of the Company’s indebtedness (including holders of Notes) may become subordinate to lenders to the Company’s subsidiaries, except to the extent that guarantees are provided and enforced.

Only the directly and indirectly wholly-owned subsidiaries of Perpetual identified as Guarantors under “Description of the Notes” will provide a Guarantee pursuant to which holders of Notes will be entitled to seek redress from such subsidiaries. These Guarantees are intended to eliminate structural subordination which arises as a consequence of a significant portion of the Company’s consolidated operating assets being held in various subsidiaries. In addition, there can be no assurance that holders of Notes will be able to effectively enforce the Guarantee. See “Description of the Notes”.

Ability to make payment

The ability of Perpetual to make scheduled payments on or refinance its debt obligations, including the Notes, depends on Perpetual’s financial condition and operating performance, which are subject to a number of factors beyond Perpetual’s control. Perpetual may be unable to maintain a level of cash flows from operating activities sufficient to permit Perpetual to pay the principal, premium, if any, and interest on its indebtedness, including the Notes.

If Perpetual’s cash flows and capital resources are insufficient to fund its debt service obligations, Perpetual could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness, including the Notes. Perpetual may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow Perpetual to meet its scheduled debt service obligations. The Credit Facility, the indenture governing the 8.75% Senior Notes and the Indenture will restrict Perpetual’s ability to dispose of assets and use the proceeds from those dispositions and may also restrict Perpetual’s ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. Perpetual may not be able to consummate any such dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Perpetual’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect Perpetual’s business, results of operations, financial condition and its ability to satisfy its obligations under the Notes.

There are risks relating to the unsecured nature of the Notes

The Notes will be direct senior unsecured obligations of the Company and will rank pari passu in right of payment (except as to sinking funds and as to claims preferred by operation of law) with all other existing and future senior unsecured indebtedness of the Company. The Notes will be effectively subordinated to all existing and future secured indebtedness of the Company to the extent of the assets securing such indebtedness. If the Company is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of the Notes. In that event, a holder of Notes may not be able to recover any principal or interest due to it under the Notes.

Market value of the Notes will fluctuate as prevailing interest rates change

Prevailing interest rates will affect the market value of the Notes, as they carry a fixed interest rate. Assuming all other factors remain unchanged, the market value of the Notes, which carry a fixed interest rate, will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Lack of a trading market for the Notes

There is no market through which the Notes may be sold and purchasers may not be able to resell Notes purchased under this Offering Memorandum. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation.

If the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities, Perpetual’s performance and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Notes. To the extent that an active trading market for the Notes does not develop, the liquidity and trading prices for the Notes may be adversely affected.

Resale of Notes is restricted

The Notes are being offered on a private placement basis pursuant to exemptions from the prospectus and registration requirements under applicable Canadian and United States securities legislation. Accordingly, the Notes purchased pursuant to this Offering will be subject to restrictions on resale pursuant to applicable Canadian and/or United States securities legislation. See “General Matters – Resale Restrictions”.

Perpetual may not be able to finance an offer to purchase the Notes following a Change of Control as required by the Indenture because Perpetual may not have sufficient funds at the time of the Change of Control

If Perpetual experiences a Change of Control, Perpetual may be required to make an offer to repurchase all of the Notes prior to their maturity. Perpetual may not have sufficient funds or be able to arrange for additional financing at the time of the Change of Control to make the required repurchase of the Notes. There is no sinking fund with respect to the Notes.

Perpetual’s ability to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of the events constituting a Change of Control under the Indenture may constitute a default under the Credit Facility or the indenture governing the 8.75% Senior Notes and may result in an event of default in respect of other current or future indebtedness of Perpetual and its Subsidiaries and, consequently, the lenders thereof may have the right to require repayment of such indebtedness in full. Moreover, the exercise by Holders of their right to require Perpetual to repurchase the Notes upon a Change of Control could cause a default under these other agreements, even if the Change of Control itself does not, due to the financial effect of such repurchases on Perpetual. In the event a Change of Control occurs at a time when Perpetual is prohibited from purchasing Notes or its Subsidiaries are prohibited from making distributions to the Company to purchase Notes under the terms of any agreements governing indebtedness of Perpetual and its Subsidiaries or otherwise, Perpetual could seek the consent of its lenders to the purchase of Notes or make such distributions or could attempt to refinance the borrowings that contain such prohibition. If Perpetual does not obtain a consent or repay those borrowings, the Company will remain prohibited from purchasing Notes. In that case, Perpetual’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which could, in turn, constitute a default under the other indebtedness. See “Description of the Notes – Change of Control”.

No assurance future financing will be available

If financing is available through the sale of debt, equity or capital properties, the terms of such financing may not be favourable to the Company. In addition, the Indenture, the indenture governing the 8.75% Senior Notes and the Credit Facility contain restrictions on the ability of the Company to raise capital through issuing or incurring additional debt. Failure to raise capital when required could have a material adverse effect on Company’s business, financial condition and results of operations.

The Guarantors may be released upon the occurrence of certain events

A Guarantor will be automatically released from its Guarantee upon the occurrence of certain events, including the following:

•	the designation of such Guarantor as an Unrestricted Subsidiary; or

•	the sale or other disposition, including the sale of all or substantially all of the assets, of such Guarantor or the sale or issuance of a majority of the shares of such Guarantor to a third party.

If any such Guarantee is released, no holder of Notes will have a claim as a creditor against any such former Guarantor and the indebtedness and other liabilities, including trade payables and preferred stock, if any, whether secured or unsecured, of such former Guarantor will be effectively senior to the claim of any holders of the Notes. See “Description of the Notes”.

Credit ratings may not reflect all risks of an investment in the Notes and may change

Credit ratings may not reflect all risks associated with an investment in the Notes. Any credit ratings applied to the Notes are an assessment of the Company’s ability to pay its obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Notes. The credit ratings, however, may not reflect the potential impact on the value of the Notes of risks related to structure, market or other factors discussed in this Offering Memorandum or the documents incorporated by reference in the Offering Memorandum. The Company is under no obligation to maintain any credit rating with credit rating agencies and there is no assurance that any credit rating assigned to the Notes will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering, withdrawal or failure to maintain any credit ratings applied to the Notes may have an adverse effect on the market price or value and the liquidity of the Notes.

Canadian bankruptcy and insolvency laws may impair the Indenture Trustee’s ability to enforce remedies under the Notes

The rights of the Indenture Trustee to enforce remedies could be delayed by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to Perpetual. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and to file a proposal to be voted on by the various classes of its affected creditors. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place. The powers of the court under the Bankruptcy and Insolvency Act (Canada), and particularly under the Companies’ Creditors Arrangement Act (Canada), have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, Perpetual cannot predict whether payments under the Notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when the Indenture Trustee could exercise its rights under the Indenture or whether and to what extent holders of the Notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the Indenture Trustee.

Applicable statutes allow courts, under specific circumstances, to void the Guarantees of certain of the Guarantors

Perpetual’s creditors or the creditors of one or more Guarantors could challenge the Guarantees as a fraudulent transfer, conveyance or preference or on other grounds under applicable Canadian federal or provincial law or United States federal or state law, as applicable. While the relevant laws vary from one jurisdiction to another, the entering into of the Guarantees by certain Guarantors could be found to be a fraudulent transfer, conveyance or preference or otherwise void if a court were to determine that:

•	the Guarantor delivered its Guarantee with the intent to defeat, hinder, delay or defraud its existing or further creditors;

•	the Guarantor did not receive fair consideration for the delivery of the Guarantee; or

•	the Guarantor was insolvent at the time it delivered the Guarantee.

To the extent a court voids a Guarantee as a fraudulent transfer, preference or conveyance or holds it unenforceable for any other reason, holders of Notes would cease to have any direct claim against the Guarantor. If a court were to take this action, the Guarantor’s assets would be applied first to satisfy the Guarantor’s liabilities, including trade payables and preferred stock claims, if any, before any portion of its assets could be distributed to Perpetual to be applied to the payment of the Notes. If a court were to conclude that the Guarantee should be subordinated for equitable reasons to claims of other creditors of a Guarantor, then those other creditors must be satisfied before any portion of the assets of that Guarantor would be available to satisfy the Guarantee. Perpetual cannot assure you that a Guarantor’s remaining assets would be sufficient to satisfy the claims of the holders of the Notes relating to any voided portions or subordinated portions of the Guarantees.

In addition, the corporate statutes or other instruments governing the Guarantors may also have provisions that serve to protect each Guarantor’s creditors from impairment of its capital from financial assistance given to its corporate insiders where there are reasonable grounds to believe that, as a consequence of this financial assistance, the Guarantor would be insolvent or the book value, or in some cases the realizable value, of its assets would be less than the sum of its liabilities and its issued and paid-up share capital. While the applicable corporate laws may not prohibit financial assistance transactions and a corporation is generally permitted flexibility in its financial dealings, the applicable corporate laws may place restrictions on each Guarantor’s ability to give financial assistance in certain circumstances. A court may also, in certain circumstances, hold that the Guarantees should be subordinated for equitable reasons to claims of other creditors of a Guarantor.